Exhibit 99.2

March 5, 2015

Mr. Mick Matejka

Director, Corporate Reserves and Reservoir Engineering

Midstates Petroleum Company, Inc.

4400 Post Oak Parkway, Suite 1900

Houston, TX  77027

Re:	Evaluation Summary — SEC Pricing
Midstates Petroleum Company, Inc. Interests
Texas and Oklahoma
Proved Reserves
As of January 1, 2015

Dear Mr. Matejka:

As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of January 1, 2015 in certain properties located in Texas and Oklahoma.  It is our understanding that the proved reserves estimated in this report constitute over 98% of all proved reserved owned by Midstates Petroleum Company, Inc.  This report, completed on March 5, 2015, has been prepared for use in filings with the SEC by Midstates Petroleum Company, Inc.

Composite reserve estimates and economic forecasts are summarized below:

			Proved	Proved
			Developed	Developed	Proved
		Proved	Producing	Non-Producing	Undeveloped
Net Reserves
Oil/Condensate	- Mbbl	56,457.9	25,006.2	391.1	31,060.6
Gas	- MMcf	376,240.5	175,741.7	2,624.8	197,874.0
NGL	- Mbbl	31,968.4	15,659.9	224.2	16,084.2
Revenue
Oil/Condensate	- M$	5,310,646.0	2,347,905.0	36,827.1	2,925,912.5
Gas	- M$	1,627,387.0	757,249.2	11,364.4	858,773.3
NGL	- M$	1,266,957.0	616,295.9	8,901.3	641,760.0
Severance and Ad Valorem Taxes	- M$	516,134.1	219,912.8	2,886.6	293,334.6
Operating Expenses	- M$	2,065,889.5	1,063,158.0	14,385.0	988,346.6
Investments	- M$	740,839.9	16,758.6	455.3	723,626.0
Operating Income (BFIT)	- M$	4,882,124.5	2,421,621.0	39,365.9	2,421,138.3
Discounted @ 10%	- M$	2,318,049.5	1,355,379.4	23,340.8	939,330.1

The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

As requested, hydrocarbon pricing of $4.35 per MMBtu of gas (Henry Hub) and $94.99 per barrel of oil/condensate (WTI Cushing) was applied without escalation.  In accordance with the Securities and Exchange Commission guidelines, these prices were determined as an unweighted arithmetic average of the first-day-of-the-month price for the previous 12 months.  NGL prices were forecast as fraction of the above oil prices.  Basis differentials were applied to the oil and gas prices, and deductions were applied to the net gas volumes for fuel and shrinkage.  The adjusted volume-weighted average product prices over the life of the properties are $94.06 per barrel of oil, $4.33 per Mcf of gas and $39.63 per barrel of NGL.

Operating expenses were based on operating expense records of Midstates Petroleum Company, Inc.  Drilling and completion costs were based on estimates provided by Midstates Petroleum Company, Inc. and reviewed by Cawley, Gillespie & Associates.  Severance tax and ad valorem rates were specified by state/county based on actual rates.  Plugging and abandonment costs of $48,000 (net of salvage value) were applied to all wells.  Neither expenses nor investments were escalated.

The proved reserve classifications conform to criteria of the Securities and Exchange Commission.  The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein.  The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the effective date except as noted herein.  The possible effects of changes in legislation or other Federal or State restrictive actions have not been considered.  All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions.  It should be realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

The reserve estimates were based on interpretations of factual data furnished by Midstates Petroleum Company, Inc.  Ownership interests were supplied by Midstates Petroleum Company, Inc. and were accepted as furnished.  To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications.  Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.  An on-site inspection of these properties has not been made nor have the wells been tested by Cawley, Gillespie & Associates, Inc.

Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693